SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

--------------------------------------------------------------------------------

                             Churchill Ventures Ltd.

                                (Name of Issuer)
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                         Common Stock, $.001, per share

                         (Title of Class of Securities)
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                                    17157P109

                                 (CUSIP Number)
--------------------------------------------------------------------------------

                               Robert Steven Brown
                                Edward G. Reitler
                       c/o Reitler Brown & Rosenblatt LLC
                          800 Third Avenue, 21st Floor
                               New York, NY 10022
                                 (212) 209-3050

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)
--------------------------------------------------------------------------------

                                  March 6, 2007

             (Date of Event which Requires Filing of this Statement)
--------------------------------------------------------------------------------



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

SCHEDULE 13D


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CUSIP NO.  17157P109                                  PAGE 2 OF 15 PAGES-------

--------------------------------------------------------------------------------
    1   NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Churchill Capital Partners LLC
        20-5113770
--------------------------------------------------------------------------------
    2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (A) [ ]
        (SEE INSTRUCTIONS)                                              (B) [ ]
--------------------------------------------------------------------------------
    3   SEC USE ONLY
--------------------------------------------------------------------------------
    4   SOURCE OF FUNDS (SEE INSTRUCTIONS)
        WC
--------------------------------------------------------------------------------
    5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                     [ ]
        REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
--------------------------------------------------------------------------------
    6   CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
--------------------------------------------------------------------------------
                                    7      SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY              3,035,000*
   OWNED BY EACH REPORTING
         PERSON WITH                8      SHARED VOTING POWER
                                           0

                                    9      SOLE DISPOSITIVE POWER
                                           3,035,000*

                                   10      SHARED DISPOSITIVE POWER
                                           0
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        3,035,000*
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN       []
        SHARES (SEE INSTRUCTIONS)
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        18.29 %*
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
         OO

 * Does not include the common stock underlying the 5,000,000 warrants acquired by Churchill Capital Partners LLC on February 28, 2007. The warrants are not exercisable within 60 days.

SCHEDULE 13D


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CUSIP NO.  17157P109                                  PAGE 3 OF 15 PAGES-------

--------------------------------------------------------------------------------
    1   NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         Itzhak Fisher
--------------------------------------------------------------------------------
    2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (A) [X]
        (SEE INSTRUCTIONS)                                              (B) [ ]
--------------------------------------------------------------------------------
    3   SEC USE ONLY
--------------------------------------------------------------------------------
    4   SOURCE OF FUNDS (SEE INSTRUCTIONS)
        PF
--------------------------------------------------------------------------------
    5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                     [ ]
        REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
--------------------------------------------------------------------------------
    6   CITIZENSHIP OR PLACE OF ORGANIZATION
         United States of America
--------------------------------------------------------------------------------
                                    7      SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY              0
   OWNED BY EACH REPORTING
         PERSON WITH                8      SHARED VOTING POWER
                                           3,035,000(1)*

                                    9      SOLE DISPOSITIVE POWER
                                           0

                                   10      SHARED DISPOSITIVE POWER
                                           3,035,000(1)*
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        3,035,000(1)*
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN       []
        SHARES (SEE INSTRUCTIONS)
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        18.29 %(1)*
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
         IN

(1) Shares of common stock of the Company are beneficially owned by Churchill Capital Partners LLC of which Pereg Hill LLC, a Delaware limited liability company beneficially owned by Mr. Fisher, is a member. Itzhak Fisher through Pereg Hill LLC shares voting and dispositive power over a total of 3,035,000 shares of common stock with the following persons/entities:
     (1) Churchill Glenavy Holdings LLC, a Delaware limited liability company beneficially owned by Christopher Bogart and Elizabeth O'Connell, and The CHV Bogart Family Trust, of which Christopher Bogart is the grantor, and
     (2) Nir Tarlovsky.

SCHEDULE 13D


--------------------------------------------------------------------------------
CUSIP NO.  17157P109                                  PAGE 4 OF 15 PAGES-------

--------------------------------------------------------------------------------
    1   NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
        Pereg Hill LLC
        01-0881834
--------------------------------------------------------------------------------
    2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (A) [X]
        (SEE INSTRUCTIONS)                                              (B) [ ]
--------------------------------------------------------------------------------
    3   SEC USE ONLY
--------------------------------------------------------------------------------
    4   SOURCE OF FUNDS (SEE INSTRUCTIONS)
        WC
--------------------------------------------------------------------------------
    5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                     [ ]
        REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
--------------------------------------------------------------------------------
    6   CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
--------------------------------------------------------------------------------
                                    7      SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY              0
   OWNED BY EACH REPORTING
         PERSON WITH                8      SHARED VOTING POWER
                                           3,035,000(2)*

                                    9      SOLE DISPOSITIVE POWER
                                           0
                                   10      SHARED DISPOSITIVE POWER
                                           3,035,000(2)*
--------------------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         3,035,000(2)*
--------------------------------------------------------------------------------
   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                        []
        EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
--------------------------------------------------------------------------------
   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        18.29 %(2)*
--------------------------------------------------------------------------------
   14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
         OO

(2) Shares of common stock of the Company are beneficially owned by Churchill Capital Partners LLC of which Pereg Hill LLC, a Delaware limited liability company beneficially owned by Mr. Fisher, is a member. Pereg Hill LLC shares voting and dispositive power over a total of 3,035,000 shares of common stock with the following persons/entities: (1) Churchill Glenavy Holdings LLC, a Delaware limited liability company beneficially owned by Christopher Bogart and Elizabeth O'Connell, and The CHV Bogart Family Trust, of which Christopher Bogart is the grantor, and (2) Nir Tarlovsky.

SCHEDULE 13D


--------------------------------------------------------------------------------
CUSIP NO.  17157P109                                  PAGE 5 OF 15 PAGES-------

--------------------------------------------------------------------------------
    1   NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
        Nir Tarlovsky
--------------------------------------------------------------------------------
    2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (A) [X]
        (SEE INSTRUCTIONS)                                              (B) [ ]
--------------------------------------------------------------------------------
    3   SEC USE ONLY
--------------------------------------------------------------------------------
    4   SOURCE OF FUNDS (SEE INSTRUCTIONS)
        PF
--------------------------------------------------------------------------------
    5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                     [ ]
        REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
--------------------------------------------------------------------------------
    6   CITIZENSHIP OR PLACE OF ORGANIZATION
         Israel
--------------------------------------------------------------------------------
                                    7      SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY              0
   OWNED BY EACH REPORTING
         PERSON WITH                8      SHARED VOTING POWER
                                           3,035,000(3)*
                                    9      SOLE DISPOSITIVE POWER
                                           0
                                   10      SHARED DISPOSITIVE POWER
                                           3,035,000(3)*
--------------------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         3,035,0003*
--------------------------------------------------------------------------------
   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                        []
        EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
--------------------------------------------------------------------------------
   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        18.29 %3*
--------------------------------------------------------------------------------
   14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
         IN


(3) Shares of common stock of the Company are beneficially owned by Churchill Capital Partners LLC of which Nir Tarlovsky is a member. Mr. Tarlovsky shares voting and dispositive power over a total of 3,035,000 shares of common stock with the following persons/entities: (1) Churchill Glenavy Holdings LLC, a Delaware limited liability company beneficially owned by Christopher Bogart and Elizabeth O'Connell, and The CHV Bogart Family Trust, of which Christopher Bogart is the grantor, and (2) Pereg Hill LLC, a Delaware limited liability company beneficially owned by Mr. Fisher.

SCHEDULE 13D


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CUSIP NO.  17157P109                                  PAGE 6 OF 15 PAGES-------

--------------------------------------------------------------------------------
    1   NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         Christopher Bogart
--------------------------------------------------------------------------------
    2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (A) [X]
        (SEE INSTRUCTIONS)                                              (B) [ ]
--------------------------------------------------------------------------------
    3   SEC USE ONLY
--------------------------------------------------------------------------------
    4   SOURCE OF FUNDS (SEE INSTRUCTIONS)
        PF
--------------------------------------------------------------------------------
    5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                     [ ]
        REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
--------------------------------------------------------------------------------
    6   CITIZENSHIP OR PLACE OF ORGANIZATION
         United States of America
--------------------------------------------------------------------------------
                                    7      SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY              0
   OWNED BY EACH REPORTING
         PERSON WITH                8      SHARED VOTING POWER
                                           3,035,0004*
                                    9      SOLE DISPOSITIVE POWER
                                           0
                                   10      SHARED DISPOSITIVE POWER
                                           3,035,0004*
--------------------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        3,035,0004*
--------------------------------------------------------------------------------
   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                        []
        EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
--------------------------------------------------------------------------------
   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        18.29 %4*
--------------------------------------------------------------------------------
   14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
        IN
(4) Shares of common stock of the Company are beneficially owned by Churchill Capital Partners LLC of which Churchill Glenavy Holdings LLC, a Delaware limited liability company beneficially owned by Christopher Bogart and Elizabeth O'Connell, and The CHV Bogart Family Trust, of which Christopher Bogart is the grantor, are members. Mr. Bogart through Churchill Glenavy Holdings LLC (of which Elizabeth O'Connell is also a benefical owner) shares voting and dispositive power over a total of 3,035,000 shares of common stock with the following persons/entities: (1) Pereg Hill LLC, a Delaware limited liability company beneficially owned by Mr. Fisher (2) The CHV Bogart Family Trust, of which Mr. Bogart is the grantor and (3) Nir Tarlovsky.

SCHEDULE 13D


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CUSIP NO.  17157P109                                  PAGE 7 OF 15 PAGES-------

--------------------------------------------------------------------------------
    1   NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
        Elizabeth O'Connell
--------------------------------------------------------------------------------
    2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (A) [X]
        (SEE INSTRUCTIONS)                                              (B) [ ]
--------------------------------------------------------------------------------
    3   SEC USE ONLY
--------------------------------------------------------------------------------
    4   SOURCE OF FUNDS (SEE INSTRUCTIONS)
        PF
--------------------------------------------------------------------------------
    5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                     [ ]
        REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
--------------------------------------------------------------------------------
    6   CITIZENSHIP OR PLACE OF ORGANIZATION
         United States of America
--------------------------------------------------------------------------------
                                    7      SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY              0
   OWNED BY EACH REPORTING
         PERSON WITH                8      SHARED VOTING POWER
                                           3,035,000(5)*
                                    9      SOLE DISPOSITIVE POWER
                                           0
                                   10      SHARED DISPOSITIVE POWER
                                           3,035,0005*
--------------------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        3,035,0005*
--------------------------------------------------------------------------------
   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                        []
        EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
--------------------------------------------------------------------------------
   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        18.29 %5*
--------------------------------------------------------------------------------
   14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
        IN

(5) Shares of common stock of the Company are beneficially owned by Churchill Capital Partners LLC of which Churchill Glenavy Holdings LLC, a Delaware limited liability company beneficially owned by Christopher Bogart and Elizabeth O'Connell, is a member. Ms. O'Connell through Churchill Glenavy Holdings LLC (of which Christopher Bogart is also a benefical Owner)
     shares voting and dispositive power over a total of 3,035,000 shares of common stock with the following persons/entities: (1) Pereg Hill LLC, a Delaware limited liability company beneficially owned by Mr. Fisher, (2) The CHV Bogart Family Trust, of which Mr. Bogart is the grantor and (3) Nir Tarlovsky.

SCHEDULE 13D


--------------------------------------------------------------------------------
CUSIP NO.  17157P109                                  PAGE 8 OF 15 PAGES-------

--------------------------------------------------------------------------------
    1   NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Churchill Glenavy Holdings LLC
        98-0499445
--------------------------------------------------------------------------------
    2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (A) [X]
        (SEE INSTRUCTIONS)                                              (B) [ ]
--------------------------------------------------------------------------------
    3   SEC USE ONLY
--------------------------------------------------------------------------------
    4   SOURCE OF FUNDS (SEE INSTRUCTIONS)
        WC
--------------------------------------------------------------------------------
    5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                     [ ]
        REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
--------------------------------------------------------------------------------
    6   CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
--------------------------------------------------------------------------------
                                    7      SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY              0
   OWNED BY EACH REPORTING
         PERSON WITH                8      SHARED VOTING POWER
                                           3,035,0006*
                                    9      SOLE DISPOSITIVE POWER
                                           0
                                   10      SHARED DISPOSITIVE POWER
                                           3,035,0006*
--------------------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        3,035,0006*
--------------------------------------------------------------------------------
   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                        []
        EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
--------------------------------------------------------------------------------
   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        18.29 %6*
--------------------------------------------------------------------------------
   14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
        OO
(6) Shares of common stock of the Company are beneficially owned by Churchill Capital Partners LLC of which Churchill Glenavy Holdings LLC, a Delaware limited liability company beneficially owned by Christopher Bogart and Elizabeth O'Connell, is a member. Churchill Glenavy Holdings LLC shares voting and dispositive power over a total of 3,035,000 shares of common stock with the following persons/entities: (1) Pereg Hill LLC, a Delaware limited liability company beneficially owned by Mr. Fisher, (2) The CHV Bogart Family Trust, of which Mr. Bogart is the grantor, and (3) Nir Tarlovsky.

SCHEDULE 13D


--------------------------------------------------------------------------------
CUSIP NO.  17157P109                                  PAGE 9 OF 15 PAGES-------

--------------------------------------------------------------------------------
    1   NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) The CHV Bogart Family Trust
--------------------------------------------------------------------------------
    2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (A) [X]
        (SEE INSTRUCTIONS)                                              (B) [ ]
--------------------------------------------------------------------------------
    3   SEC USE ONLY
--------------------------------------------------------------------------------
    4   SOURCE OF FUNDS (SEE INSTRUCTIONS)
        WC
--------------------------------------------------------------------------------
    5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                     [ ]
        REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
--------------------------------------------------------------------------------
    6   CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
--------------------------------------------------------------------------------
                                    7      SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY              0
   OWNED BY EACH REPORTING
         PERSON WITH                8      SHARED VOTING POWER
                                           3,035,0007*
                                    9      SOLE DISPOSITIVE POWER
                                           0
                                   10      SHARED DISPOSITIVE POWER
                                           3,035,0007*
--------------------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        3,035,0007*
--------------------------------------------------------------------------------
   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                        []
        EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
--------------------------------------------------------------------------------
   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        18.29 %7*
--------------------------------------------------------------------------------
   14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
         OO

(7) Shares of common stock of the Company are beneficially owned by Churchill Capital Partners LLC of which The CHV Bogart Family Trust, a Delaware Trust, of which Christopher Bogart is the grantor, is a member. The CHV Bogart Family Trust shares voting and dispositive power over a total of 3,035,000 shares of common stock with the following persons/entities: (1) Pereg Hill LLC, a Delaware limited liability company beneficially owned by Mr. Fisher, (2) Churchill Glenavy Holdings LLC, a Delaware limited liability company beneficially owned by Christopher Bogart and Elizabeth O'Connell and (3) Nir Tarlovsky.

ITEM 1.  SECURITY AND ISSUER.

         This statement (the "Statement") relates to the shares of common stock, par value $.001 per share ("Common Stock") of Churchill Ventures Ltd., a Delaware corporation (the "Issuer" or "Company"). The principal executive office of the Company is located at 50 Revolutionary Road, Scarborough, New York 10510.


ITEM 2.  IDENTITY AND BACKGROUND.

(a) This Schedule 13D is filed by Churchill Capital Partners LLC, Itzhak Fisher, Pereg Hill LLC, Nir Tarlovsky, Christopher Bogart, Elizabeth O' Connell, Churchill Glenavy Holdings LLC and The CHV Bogart Family Trust (each a "Reporting Person" and collectively, the "Reporting Persons").

(b) The address for each of the Reporting Persons is as follows:

        Churchill Capital Partners LLC, 50 Revolutionary Road, Scarborough, New York 10510

        Itzhak Fisher, 155 W 70th Street, Suite 14A, New York, NY 10023

        Pereg Hill LLC, 155 W 70th Street, Suite 14A, New York, NY 10023

        Nir Tarlovsky, 8 Hamenofim, Herzelia Pituach, Israel

        Christopher Bogart, 50 Revolutionary Road, Scarborough, New York 10510

        Elizabeth O'Connell, 50 Revolutionary Road, Scarborough, New York 10510

        Churchill Glenavy Holdings LLC, 335A Burgess Road, Rosseau, Ontario, Canada POC IJO

        The CHV Bogart Family Trust, Suite 405, 2900 Yonge Street, Toronto, Ontario Canada M4N 3N8

(c) The occupation, employer and principal business address for each Reporting Person is as follows:

        Itzhak  Fisher is the  Chairman  and a Director of the  Company.

        Christopher Bogart is the Chief Executive Officer and a Director of the Company.

        Elizabeth O'Connell is the Chief Financial Officer and a Director of the Company.

        Nir Tarlovsky is the Executive Vice President, Business Development and a Director of the Company.

        Churchill Capital Partners LLC is a Delaware limited liability company and its address is as stated in (b) above.

        Pereg Hill LLC is a Delaware limited liability company and its address is as stated in (b) above.

        Churchill Glenavy Holdings LLC is a Delaware limited liability company and its address is as stated in (b) above.

        The CHV Bogart Family Trust is a Delaware Trust and its address is as stated in (b) above.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f) Itzhak Fisher, Christopher Bogart and Elizabeth O'Connell are citizens of the United States of America. Nir Tarlovsky is a citizen of Israel. Churchill Capital Partners LLC, Pereg Hill LLC and Churchill Glenavy Holdings LLC are each Delaware limited liability companies. The CHV Bogart Family Trust is a Delaware Trust.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Each Reporting Person acquired the Common Stock and Warrants of the Company in the following manner:

        Churchill Capital Partners LLC entered into a Subscription Agreement with the Company on July 6, 2006 for the purchase of 3,160,000 units ("Units"), each unit consisting of one share of Common Stock and one Warrant to purchase one share of Common Stock at an exercise price of $6.00 of the Company, for a purchase price of $15,800. Churchill Capital Partners LLC entered into an Amended and Restated Subscription Agreement dated July 6, 2006 and executed on September 4, 2006, and exchanged 3,160,000 Units for 3,160,000 shares of Common Stock. On September 5, 2006, the Company purchased 125,000 shares of common stock from Churchill Capital Partners LLC and retired the shares and returned $625 in order to effect a reduction in our capital. Churchill Capital
        Partners LLC acquired the shares of Common Stock using the funds from the capital contributions made by its members.

        Churchill Capital Partners LLC purchased 5,000,000 warrants of the Company, each warrant exercisable for one share of common stock, having an exercise price of $6.00 per share and expiring four years from the date of issuance (the "Warrants") in two private placements. Pursuant to a Warrant Purchase Agreement dated September 5, 2006 with the Company, Churchill Capital Partners LLC acquired 4,000,000 warrants for a purchase price of $4,000,000. Pursuant to a Supplemental Warrant
        Purchase Agreement dated February 9, 2007 with the Company, Churchill Capital Partners LLC acquired 1,000,000 warrants for a purchase price of $1,000,000. Churchill Capital Partners LLC acquired the Warrants using the funds from the capital contributions made by its members.

        Pereg Hill LLC, Itzhak Fisher through Pereg Hill LLC, Nir Tarlovsky, Churchill Glenavy Holdings LLC, The CHV Bogart Family Trust, and Christopher Bogart and Elizabeth O' Connell, through Churchill Glenavy Holdings LLC acquired beneficial ownership in the Company's Common Stock and Warrants through Churchill Capital Partners LLC.

ITEM 4.   PURPOSE OF THE TRANSACTION

        Churchill Capital Partners LLC was formed as a holding company to hold the shares of Common Stock of the Company on behalf of: (a) Itzhak Fisher through Pereg Hill LLC, that is beneficially owned by Mr. Fisher, (b) Christopher Bogart and Elizabeth O'Connell thorough Churchill Glenavy Holdings LLC, beneficially owned by Christopher Bogart and Elizabeth O' Connell, and The CHV Bogart Family Trust, of which Christopher Bogart is the grantor and (c) Nir Tarlovsky.

        The purpose of the acquisition of the Common Stock and the Warrants is for investment, and the acquisitions reported herein by each Reporting Person were made for the purpose of acquiring an investment position in the Company.

        Although no Reporting Person has any specific plan or proposal to acquire or dispose of Common Stock and/or Warrants, consistent with its investment purpose, each Reporting Person at any time and from time to time may acquire additional Common Stock and/or Warrants or dispose of any or all of its Common Stock and/or Warrants depending upon an ongoing evaluation of the investment in the Common Stock and Warrants, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Person and/or other investment considerations. No Reporting Person has made a determination regarding a maximum or minimum number of Common Stock and/or Warrants which it may hold at any point in time.

        Also, consistent with their investment intent, the Reporting Persons may but will not necessarily engage in communications with one or more shareholders of the Company, one or more officers of the Company, one or more members of the board of directors of the Company or other persons regarding the Company, including but not limited to its operations and potential acquisitions of an operating business by the Company.

        Except to the extent the foregoing may be deemed a plan or proposal, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

ITEM 5.  INTEREST IN THE SECURITIES OF THE REGISTRANT.

(a) The Reporting Persons beneficially own 3,035,000 shares of Common Stock, which represent approximately 18.29% of Common Stock outstanding. The percentage amount is calculated based upon the 15,625,000 shares of Common Stock outstanding as of March 1, 2007 as reported by the Company in its Prospectus and 972,400 shares of Common Stock, underlying the Units subject to the over-allotment option exercised by Banc of America securities LLC, as Representative of the several underwriters, on March 9, 2007.

(b) Each Reporting Person has (i) the sole/shared power to vote or direct the vote of the shares of Common Stock and (ii) the sole/shared power to dispose of or to direct the disposition of such shares of Common Stock as follows:

        Churchill Capital Partners LLC has (i) the sole power to vote or direct the vote of 3,035,000 shares of Common Stock and (ii) the sole power to dispose of or to direct the disposition of such shares of Common Stock.

        Each of Pereg Hill LLC, Itzhak Fisher through Pereg Hill LLC, Nir Tarlovsky, Churchill Glenavy Holdings LLC, The CHV Bogart Family Trust, and Christopher Bogart and Elizabeth O' Connell through Churchill Glenavy Holdings LLC has (i) the shared power to vote or direct the vote of 3,035,000 shares of Common Stock and (ii) the shared power to dispose of or to direct the disposition of such shares of Common Stock.

(c) To the best knowledge and belief of the undersigned, no transactions involving the Common Stock have been effected during the past 60 days by the Reporting Persons other than purchase by Churchill Capital Partners LLC of 5,000,000 Warrants on February 28, 2007 as part of a private placement prior to the completion of the Company's initial public offering. The price per Warrant was $1.00.

(d) Not applicable.

(e) Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
                  WITH RESPECT TO SECURITIES OF THE REGISTRANT.

        Churchill Capital Partners LLC owns beneficially and of record 5,000,000 Warrants. The Warrants will become exercisable on the later of the Company's completion of a business combination and March 1, 2008. If the Company does not complete such a business combination, then such Warrants will expire worthless. The Warrants will expire at 5:00 p.m., New York City local time, on March 1, 2011. The exercise price of the Warrants is $6.00 per Share, subject to adjustment. This summary of the Warrants is qualified in its entity by the full terms and conditions of the Warrant Purchase Agreement dated September 5, 2006 between the Company and Churchill Capital Partners LLC, the Supplemental Warrant Purchase Agreement dated February 9, 2007 between the Company and Churchill Capital Partners LLC and the Warrant Agreement between the Company and Continental Stock Transfer & Trust Company, as warrant agent, filed with the Securities and Exchange Commission ("SEC").

        The Operating Agreement of Churchill Capital Partners LLC contains provisions (i) requiring supermajority consent of its members to certain votes and other actions by such limited liability company as a holder of the Company's Common Stock and Warrants, including with respect to mergers, consolidations, sales of material assets, liquidation, dissolution, issuance of debt and equity securities, election and removal of directors, and proposed transactions between the Company and members of such limited liability company or certain of their affiliates, (ii) providing for the expulsion or withdrawal of one or more members upon the occurrence of certain events, and (iii) regarding the contribution by its members and certain of their affiliates of any of the Company's Common Stock or Warrants or options to acquire the Company's Common Stock or Warrants that may from time to time be granted to or held by such members or such affiliates, other than as members of the limited liability company.

        Each of Churchill Capital Partners LLC, Itzhak Fisher, Nir Tarlovsky, Christopher Bogart and Elizabeth O' Connell has executed a letter addressed to the Company and Banc of America Securities LLC, each dated February 9, 2007 (the "Insider Letters"), pursuant to which each has agreed that shares of the Company's Common Stock outstanding prior to the date of the prospectus will be subject to lock-up agreements restricting their sale or other transfer until the earliest of: (a) one year following the date of the business combination; (b) the Company's dissolution; or (c) the consummation of a liquidation, merger, stock exchange or other similar transaction which results in all of the Company's stockholders having the right to exchange their shares of Common Stock for cash, securities or other property subsequent to the Company consummating a business combination with a target business. The Warrants purchased in the private placement are subject to the same lock-up restrictions, except that the lock-up period will end upon consummation of the Company's initial business combination.

        During the applicable lock-up period, the Reporting Persons will not be able to sell or transfer the securities described above except (i) to their affiliated companies, (ii) by gift to a member of the Reporting Person's immediate family or to a trust, the beneficiary of which is a member of the Reporting Person's immediate family, an affiliate of the Reporting Person or to a charitable organization, (iii) by virtue of the laws of descent and distribution upon death of the holder, (iv) pursuant to a qualified domestic relations order, or (v) in the event of the Company's dissolution prior to an initial business combination or the consummation of a liquidation, merger, capital stock exchange, stock purchase, asset acquisition or other similar transaction which results in all of the Company's stockholders having the right to exchange their shares of common stock for cash, securities or other property subsequent to the Company consummating an initial business combination with a target business; provided, however, that the permissive transfers pursuant to clauses (i) - (iv) may be implemented only upon the respective transferee's written agreement to be bound by the terms and conditions of the lock-up agreement, including with respect to the voting requirements pertaining to the shares held by the Company's existing stockholders.

        In addition, pursuant to the terms of the Insider Letters, in connection with the Company's initial acquisition or concurrent acquisitions, of an operating business or businesses, as the case may be, in the communications, media or technology industries, each of Churchill Capital Partners LLC, Itzhak Fisher, Christopher Bogart, Elizabeth O'Connell and Nir Tarlovsky, has agreed to vote his, her or its Company shares held prior to the Company's initial public offering in accordance with the vote of the majority of the votes cast by the holders of the shares issued by the Company in its initial public offering.

        The Reporting Persons will retain all other rights as stockholders, including, without limitation, the right to vote their shares of Common Stock and the right to receive cash dividends, if declared. If dividends are declared and payable in shares of Common Stock, such dividends will also be subject to the lock-up restrictions. If the Company is unable to effect a business combination and dissolve, none of the Reporting Persons will receive any portion of the distribution proceeds with respect to the Common Stock owned by them prior to the date of the prospectus. This summary of the lock-up agreement is qualified in its entity by the full terms and conditions of the Insider Letters filed with the SEC.

        Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between such persons and any other person with respect to any securities of the Company, including but not limited to the transfer or voting of any securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1 Joint Filing Agreement, dated as of March 16 2007, by and among Churchill Capital Partners LLC, Itzhak Fisher, Pereg Hill LLC,
         Nir Tarlovsky, Christopher P. Bogart, Elizabeth O' Connell, Churchill Glenavy Holdings LLC, The CHV Bogart Family Trust.

SIGNATURES


        After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:    March 16, 2007

                                     Churchill Capital Partners LLC

                                     By:   /s/ ELIZABETH O'CONNELL
                                           ---------------------------------
                                           Name:  Elizabeth O'Connell
                                           Title: Chief Financial Officer

                                     /s/ ITZHAK FISHER
                                     ---------------------------------------
                                     Itzhak Fisher

                                     Pereg Hill LLC

                                     By:   /s/ ITZHAK FISHER
                                           ---------------------------------
                                           Name:  Izhak Fisher
                                           Title: Member

                                     /s/ NIR TARLOVSKY
                                     ---------------------------------------
                                     Nir Tarlovsky

                                     /s/ CHRISTOPHER BOGART
                                     ---------------------------------------
                                     Christopher Bogart

                                     /s/ ELIZABETH O'CONNELL
                                     ---------------------------------------
                                     Elizabeth O'Connell

                                     Churchill Glenavy Holdings LLC

                                     By:   /s/ ELIZABETH O'CONNELL
                                           ---------------------------------
                                           Name:  Elizabeth O'Connell
                                           Title: Member

                                     The CHV Bogart Family Trust

                                     By:   /s/ PETER BOGART
                                           ---------------------------------
                                           Name:  Peter Bogart
                                           Title: Trustee

EXHIBIT INDEX

EXHIBIT 1          Joint Acquisition Statement Pursuant to Section 240.13d-1(k)